Exhibit 99.1

November 29, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Results of Postal Ballot by remote e-voting process

Further to our letter dated October 30, 2023, please find enclosed the Scrutinizer’s Report for the special resolution relating to appointment of Mr. N S Kannan (DIN: 00066009) as an Independent Director of the Company.

The aforesaid resolution has been passed by shareholders through postal ballot by remote e-voting process with requisite majority.

Thanking you.

For Wipro Limited

SANAULLA KHAN MOHAMMED	Digitally signed by SANAULLA KHAN MOHAMMED Date: 2023.11.29 21:33:12 +05’30’

M Sanaulla Khan

Company Secretary

ENCL: As above

SCRUTINIZER’S REPORT

[Pursuant to Section 110 of the Companies Act, 2013 read with Rule

22 of the Companies (Management and Administration) Rules, 2014]

To,

The Chairman,

Wipro Limited

Doddakannelli,

Sarjapur Road,

Bengaluru - 560035

Sir,

1.	The Board of Directors of the Company at its meeting held on October 18, 2023, appointed me as a Scrutinizer for scrutinizing the postal ballot voting including e-voting process.

2.	I submit my report as under:

As per General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 05, 2022, 11/2022 dated December 28, 2022 and 09/2023 dated September 25, 2023 in relation to “Clarification on passing of ordinary and special resolutions by Companies under the Companies Act, 2013 and the rules made thereunder on account of the threat posed by COVID - 19” issued by the Ministry of Corporate Affairs, Government of India (the “MCA Circulars”), the Company has sent the Postal Ballot Notice dated October 18, 2023 on October 30, 2023 by email only to the members whose email ids were available with the Company / Registrar and Share Transfer Agent (RTA).

PRADEEP BHEEMSEN KULKARNI	Digitally signed by PRADEEP BHEEMSEN KULKARNI Date: 2023.11.29 21:06:18 +05’30’

The notice of postal ballot was sent to the members whose name(s) appeared on the Register of Members / list of Beneficial Owners as received from National Securities Depository Limited (NSDL) / Central Depository Services (India) Limited (CDSL) as on cut-off date i.e., Friday, October 27, 2023.

2.1	Particulars of votes cast through electronic means only have been entered in the register separately maintained for the purpose.

2.2	Since there was no voting by physical postal ballot form, the question of keeping them under my safe custody before commencing the scrutiny does not arise.

2.3	The votes cast through electronic means were unblocked on November 29, 2023, at 5:00 P.M.

2.4	Votes cast through electronic means were scrutinized and the shareholding was matched / confirmed with the Register of Members of the Company / list of beneficiaries as on Friday, October 27, 2023.

2.5	Votes cast through electronic means up to 5.00 PM of November 29, 2023, being the last time and date fixed by the Company for voting through electronic means were considered for my scrutiny.

2.6

Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot form received after due date and up to the date of this report does not arise.

Page 2 of 3	PRADEEP BHEEMSEN KULKARNI	Digitally signed by PRADEEP BHEEMSEN KULKARNI Date: 2023.11.29 21:06:39 +05’30’

2.7	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on number of envelopes containing postal ballot forms returned undelivered also does not arise.

2.8	Since the voting on Postal Ballot process was conducted only through e-voting, reporting on finding of defaced or mutilated ballot paper too does not arise.

3.	A summary of votes cast through electronic means is given in Annexure-I.

4.	I have emailed all the e-registers and records relating to e-voting for the safe custody to the Company Secretary.

5.	You may accordingly declare the result of e-voting done by the members of the Company on the special resolution mentioned in the Postal Ballot Notice dated October 18, 2023.

Thanking you,

For V SREEDHARAN & ASSOCIATES

PRADEEP BHEEMSEN KULKARNI	Digitally signed by PRADEEP BHEEMSEN KULKARNI Date: 2023.11.29 21:06:54 +05’30’

(Pradeep B Kulkarni)

Partner

FCS: 7260; CP No.7835

Address: Plot No. 293, #201, 2nd Floor, 10th Main Road

       3rd Block, Jayanagar, Bengaluru-560011

Place: Bengaluru

Date: 29.11.2023

UDIN: F007260E002722687

Peer Review Certificate No. 589/2019

Annexure I

Wipro Limited

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru - 560035

Summary of votes cast through electronic means for the special resolution mentioned in the Postal Ballot Notice dated October 18, 2023

1.	Approval for appointment of Mr. N.S Kannan (DIN: 00066009) as an Independent Director of the company.

Particulars	E-Voting		% of total paid-up equity capital as on cut-off date (i.e.,27/10/2023) (5,22,19,98,029 Equity Shares)
	No. of members voted through e-voting system	No. of votes cast through e-voting system. (Equity Shares of Rs. 2/- each)
(a) Total e-votes received	7,657	4,62,57,50,641	88.58
(b) Less: Invalid e-votes (as per register) (No. of Shares including cases where less votes cast and abstained from voting)	240	5,07,52,773	0.97
(c) Net valid e-votes* (as per register)	7,417	4,57,49,97,868	87.61
(d) e-votes with assent for the Resolution as a percentage of net valid e-votes	6,978	4,57,24,78,424	99.94
(e) e-votes with dissent for the Resolution as a percentage of net valid e-votes	472	25,19,444	0.06

*	The total of row (d) and (e) for the column, No. of members voted through e-voting system is not equal to the row (c) for said column, as 33 members have voted both in favour and against.

PRADEEP BHEEMSEN KULKARNI	Digitally signed by PRADEEP BHEEMSEN KULKARNI Date: 2023.11.29 21:07:07 +05’30’